Exhibit 99.1

Investor contact:	Jérôme Arnaud
+33 (0) 6 07 35 80 87

+1 (650) 567-8103

jarnaud@ilog.com

Bernard Compagnon

Gavin Anderson & Company +44 20 7554 1400 (London)

Press contact:	Susan Peters, ILOG
+1 (650) 567-8109

speters@ilog.com

ILOG ANNOUNCES 2007 FIRST QUARTER RESULTS

PARIS, France and MOUNTAIN VIEW, Calif. – October 26, 2006 – ILOG® (NASDAQ: ILOG; Euronext: ILO, ISIN: FR0004042364) today announced results for the first quarter of fiscal 2007, ended September 30, 2006. Revenues for the quarter amounted to $35.8 million and diluted earnings per share to $0.07. This compared with revenues of $30.7 million and diluted earnings per share of $0.11 for the prior year’s first quarter.

“This quarter we returned to double-digit growth, with revenues up 16%, and we achieved solid growth in combined license and maintenance revenues for our business rule management system (BRMS) products at 20%. We also had higher revenues in each of our geographies – including strong 22% growth in Europe,” said ILOG Chairman and CEO, Pierre Haren. “Our profitability has been temporarily impacted by the timing of our research tax credit and higher taxes than last year. At $69 million, our cash position remains strong, and has allowed us recently to make two investments that will help us build for the future.”

License revenue growth was led by BRMS, as the adoption of this technology into the IT mainstream continues. The mainstream appeal of BRMS is underscored by the growing diversity of markets in which these solutions are being deployed, which is reflected in ILOG’s first quarter deal activity. While financial services and insurance companies continue to dominate BRMS purchases, the Company signed several sizeable deals in other market segments, including a major UK publisher of phone directories, a leading U.S. logistics and transportation company, and a large U.S. healthcare provider network.

Visualization combined license and maintenance revenues grew 5% due in part to use in supervision applications in the telecom, defense and transportation sectors in Asia.

Optimization revenues matched the levels achieved in the prior year’s strong first quarter. Significant contributors included royalty payments from or contract renewals with Manhattan Associates, Ariba and Oracle.

New Investments

The Company took a minority stake in Shanghai First Tech Ltd., a Chinese systems integrator that has been ILOG’s partner for developing and marketing manufacturing and insurance solutions for the Chinese market. Prior to this investment, Shanghai First Tech was majority-owned by Baosight Software, a publicly listed subsidiary of BaoSteel. ILOG expects to leverage this relationship to develop and market planning and scheduling solutions for the Chinese manufacturing sector and to promote process automation in the rapidly growing Chinese insurance industry.

The Company also made an investment in Prima Solutions, a long term ILOG partner and Paris-based provider of insurance software platforms. This investment is expected to support greater penetration of ILOG’s BRMS products in the insurance industry. Prima Solutions is the developer of a global insurance object model, called Prima IBCS, which enables rapid deployment of large Service Oriented Architecture applications in the sector. Prima Solutions also embeds ILOG JViews and ILOG JRules in its reference architecture, thus simplifying the adoption of these products in the insurance sector.

Both of these deals are detailed in separate announcements made earlier this month.

Business Outlook

Due to positive market trends that will continue to favor the Company’s current offerings, ILOG’s management reiterates its anticipated revenue growth for fiscal year 2007 in excess of 10% compared to FY06, with improved profitability.

Conference Call

ILOG management will be hosting a conference call today at 10 a.m. Eastern Time or 4 p.m. European Time to discuss the contents of this release. To listen, please visit http://www.ilog.com/corporate/investor and utilize the WebCast link, or to participate, contact Gavin Anderson at +44 20 7554 1400. A replay of the call will be available later.

About ILOG

ILOG delivers software and services that empower customers to make better decisions faster and manage change and complexity. Over 2,500 corporations and more than 465 leading software vendors rely on ILOG's market-leading business rule management system (BRMS), optimization and visualization software components, to achieve dramatic returns on investment, create market-defining products and services, and sharpen their competitive edge. ILOG was founded in 1987 and employs more than 740 people worldwide. For more information, please visit http://www.ilog.com.

ILOG S.A.

Consolidated Income Statements (unaudited)

(figures in italics are in euros and IFRS)

	Three Months Ended
	Sep 30	Sep 30	Sep 30
	2006	2005	2006
	(In thousands, except for per share data)
Revenues:
License fees	$16,192	$14,885	€12,709
Maintenance	10,418	9,525	8,177
Professional services	9,160	6,326	7,192
Total revenues	35,770	30,736	28,078

Cost of revenues:
License fees	230	190	180
Maintenance	1,237	941	967
Professional services	7,037	4,960	5,518
Total cost of revenues	8,504	6,091	6,665

Gross profit	27,266	24,645	21,413

Operating expenses:
Marketing and selling	14,029	12,819	10,942
Research and development	7,528	6,080	5,879
General and administrative	4,680	3,647	3,630
Total operating expenses	26,237	22,546	20,451

Income from operations	1,029	2,099	962
Net interest income(loss) and other	578	188	438
Income before taxation	1,607	2,287	1,400
Income taxes expense(benefit)	360	99	283
Net in come	$1,247	$2,188	€1,117

Earnings per share
-Basic	$0.07	$0.12	€0.06
-Diluted	$0.07	$0.11	€0.06

Share and share equivalents used in per share calculations
-Basic	18,061	17,933	18,061
-Diluted	18,406	19,208	18,517

ILOG S.A.

Condensed Consolidated Balance Sheets (unaudited)

(figures in italics are in euros and IFRS)

	Sep 30	June 30	Sep 30
	2006	2006	2006
	(In thousands)
Assets
Current assets:
Cash and cash equivalents	$60,837	$61,442	€54,436
Short-term investments	8,079	7,804	-
Accounts receivable	32,205	29,683	25,438
Other receivables and prepaid expenses	9,298	9,330	7,356
Total current assets	110,419	108,259	87,230

Long-term assets:
Tangible and intangible assets-net	5,822	6,902	5,354
Other long-term assets	4,593	3,601	2,871
Total long-term assets	10,415	10,503	8,225

Total assets	$120,834	$118,762	€95,455

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and other current liabilities	$24,537	$24,018	€19,383
Current portion of capital lease obligations	321	354	254
Deferred revenue	24,606	24,426	19,439
Total current liabilities	49,464	48,798	39,076

Long-term liabilities:
Long-term portion of capital lease obligations	143	210	112
Other long-term liabilities	1,012	942	1,198
Total long-term liabilities	1,155	1,152	1,310
Total liabilities	50,619	49,950	40,386

Share holders' equity:
Paid-in capital	93,318	92,309	46,794
Treasury stock	(7,364)	(6,890)	(6,042)
Accumulated deficit and other comprehensive income	(15,739)	(16,607)	14,317
Total shareholders' equity	70,215	68,812	55,069

Total liabilities and shareholders' equity	$120,834	$118,762	€95,455

ILOG S.A.

Condensed Consolidated Statements of Cash Flow (unaudited)

(figures in italics are in euros and IFRS)

	Three Months Ended
	Sep 30	Sep 30	Sep 30
	2006	2005	2006
	(In thousands)
Cash flows from operating activities:
Net Income	$1,247	$2,188	€1,117
Depreciation and amortization	598	683	470
Share-based compensation	328	695	117
Deferred income taxes	220	-	173
Unrealized gain (loss) on derivative instruments	33	(10)	26
Change in working capital	(2,148)	(2,416)	(1,668)
Net cash provided by operating activities	278	1,140	235

Cash flows from investing activities:
Acquisition of fixed assets and business	(497)	(1,075)	(390)
Sale (Purchase) of short term investments, net	(308)	(7,385)	-
Net cash used in investing activities	(805)	(8,460)	(390)

Cash flows from financing activities:
Repayment of capital lease obligations	(99)	(141)	(77)
Cash proceeds from issuance of shares	692	1,552	543
Purchase of treasury stock	(477)	(3,047)	(375)
Net cash provided by (used for) financing activities	$116	$(1,636)	91

Impact of exchange rate changes on cash and cash equivalents	(194)	(114)	31

Net increase (decrease) in cash, cash equivalents	(605)	(9,070)	(33)
Cash and cash equivalents, beginning of period	61,442	61,730	54,469
Cash and cash equivalents, end of period	$60,837	$52,660	€54,436

Discussion of Income Statement for the Quarter Ended September 30, 2006

Revenues and Gross Margin

Revenues in the quarter increased to $35.8 million from $30.7 million, or by 16%, compared to the same quarter in the previous year. Because of a stronger euro, at an average exchange rate of €1 = $1.27 compared to €1 = $1.22 in the same quarter last year, revenues expressed at prior year constant currency rates increased by a lower percentage of 14%.

Revenues by region were as follows:

	Three Months Ended
	Sep30	Sep30	Change
	2006	2005	As Reported	Constant$
North America	$17,682	$$16,079	10%	10%
Europe	13,997	11,495	22%	17%
Asia Pacific	4,091	3,162	29%	29%
Total revenues	$$35,770	$$30,736	16%	14%

License fee revenues increased by 9% compared to the same quarter last year as a result of a very good performance of our BRMS product line, particularly in Europe and Asia-Pacific. Maintenance revenues grew 9% in the quarter compared to the same quarter last year. This increase is the result of the ILOG’s growing installed base.

Professional services revenues continued to grow, posting an increase of 45% in the quarter compared to the same quarter last year. This increase is mainly the result of BRMS implementations across geographies and continued support for existing ILOG customers. Related gross margin for the quarter is 23% compared to 22% in the same period in the preceding year and also higher than the average 21% rate observed during fiscal 2006.

Operating Expenses

The 16% increase in operating expenses over the same quarter last year is primarily due to additional hiring, salary increases that were applied in the second quarter of last year and also the stronger euro.

In addition, the increase in research and development costs (+24%) was higher than the overall operating expense increase, because no French research tax credit was recorded in the current quarter. In the same quarter last year, the Company recorded a research tax credit for $0.6 million for costs incurred in calendar 2004. For calendar 2006, as in calendar 2005, French research tax credits will be recorded in the December quarter when they can be reasonably estimated.

General and administrative costs increased by a higher than average 28%, due in part to additional fees paid to professionals with respect to increased regulatory requirements, especially for Sarbanes Oxley compliance.

The above-average increases in research and development and general and administrative expenses were largely offset by lower marketing and selling expenses on the quarter, which increased by only 9% relative to the first quarter of last year.

On September 30, 2006, the Company had 747 employees, compared to 691 a year earlier. This increase is equally distributed throughout the departments of the Company, and is generally connected to its growth and the need to reinforce back office and customer facing departments.

Income Taxes

The income tax expense amounted to $0.4 million compared to $0.1 million, year over year as a result of the profitability of the quarter. The income tax expense in the quarter mainly represents the partial use of the $1.2 million deferred tax benefit accounted for at the end of June 2006. This deferred tax benefit represented part of the tax net operating losses carried forward in the US and France that the Company is more likely than not going to use in this current fiscal year.

Balance Sheet and Cash Flow Discussion

Including short-term investments, ILOG’s cash position totalled $68.9 million at September 30, 2006, slightly down from $69.2 held on June 30, 2006. Operating activities generated $0.3 million from the profitability of the quarter partially offset by accounts receivables. Investing activities for the quarter, excluding short-term investments in cash, amounted to $0.5 million of IT equipment purchases. Cash provided by financing activities netted $0.1 million and included the acquisition of treasury stocks in the amount of $0.5 million offset by proceeds from issuance of shares under exercise of stock options in the amount of $0.7 million. Accounts receivable as of September 30, 2006 were 74 days sales outstanding compared to 75 days as of June 30, 2006.

As of September 30, 2006, shareholders’ equity was $70.2 million, an increase of $1.4 million from $68.8 million at June 30, 2006, mainly as a result of the Company’s profitability on the quarter. On September 30, 2006, the Company had 18,629,709 shares issued and outstanding, compared to 18,542,133 at June 30, 2006, due to the exercise of 87,576 stock options and warrants.

Accounting Principles

The Company’s financial statements in U.S. dollars are prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). Figures presented in euros have been prepared in accordance with International Financial Reporting Standards (“IFRS”). Following European regulation 1606/2002 dated July 19, 2002, all EU-listed companies are required to apply IFRS in preparing their financial statements for financial years commencing January 1, 2005 and thereafter.

Constant Exchange Rates

Where constant exchange rates are referred to in the above discussion, current period results for entities reporting in currencies other than U.S. dollars are converted into U.S. dollars at the prior year's exchange rates, rather than the exchange rates for the current period. This information is provided in order to assess how the underlying business performed before taking into account currency exchange fluctuations.

Press Release for French Shareholders

A translation of this press release in the French language is also available.

ILOG is a registered trademark of ILOG S.A. and ILOG, Inc. ILOG JRules and ILOG JViews are trademarks of ILOG, and all other trademarks referenced herein are the trademarks or registered trademarks of their respective owners.